Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

	6 Months Ended December 31, 2009	Fiscal Year Ended June 30,
(in millions)		2009	2008	2007	2006	2005
Pretax Income from Continuing Operations	$178	$343	$444	$199	$220	$179
Fixed Charges (per below)	77	96	104	85	77	45
Interest Capitalized	(1)	—	(1)	—	—	—

Earnings	$254	$439	$547	$284	$297	$224

Interest and Other Financial Charges	$69	$82	$90	$77	$70	$42
Interest Portion of Rental Expense	8	14	14	8	7	3

Fixed Charges	$77	$96	$104	$85	$77	$45

Ratio of Earnings to Fixed Charges	3.3	4.5	5.3	3.3	3.8	4.9